Exhibit 99.1

Press Release

HUTCHMED Announces Selection of Its Shares in the Shanghai-Hong Kong and

Shenzhen-Hong Kong Stock Connect Programs

Hong Kong, Shanghai & Florham Park, NJ — Monday, September 6, 2021: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) today announces that the Company’s ordinary shares, which trade on The Stock Exchange of Hong Kong Limited (“HKEX”), are included in the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect programs, effective on September 6, 2021, according to announcements issued by the Shanghai Stock Exchange and the Shenzhen Stock Exchange.

The Stock Connect programs allow international and Mainland Chinese investors to trade securities in each other's markets through the trading and clearing facilities of HKEX, Shanghai and Shenzhen Stock Exchanges. Qualified Mainland Chinese investors can access eligible Hong Kong shares (Southbound), while Hong Kong and overseas investors can trade eligible A shares (Northbound), subject to specified daily quotas.

Christian Hogg, CEO of HUTCHMED commented: “We are pleased to be included in the Stock Connect programs and that qualified Mainland Chinese investors will now have direct access to our shares through the Shanghai and Shenzhen Stock Exchanges.”

Hang Seng Indexes Company Limited announced on August 20, 2021, that HUTCHMED would be included as a constituent of several indexes including the Hang Seng Composite Index from September 6, 2021. Inclusion in the Hang Seng Composite Index is a key requirement for the Stock Connect scheme.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,400 personnel has advanced eleven cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its inclusion as a constituent stock of the Hang Seng Composite Index and its ability to meet the eligibility criteria for trading via the southbound trading link of Stock Connect. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding HUTCHMED’s financial condition and results of operations, general economic, regulatory and political conditions and the impact of COVID-19 on any of the foregoing. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and with HKEX. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500